                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
           SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 PROMULGATED
                                   THEREUNDER


                             Algiers Resources, Inc.
               (Exact name of company as specified in its charter)


              Delaware                0-26627            13-4031359
(State or other jurisdiction of    (Commission      (IRS Employer Id. No.)
incorporation or organization)     File Number)


            317 Madison Avenue, Suite 2310, New York, New York 10017 (Address of principal executive offices, including zip code)


                                 (212) 949-9696
               (Company's telephone number, including area code)



                                 April __, 2003

                                  INTRODUCTION

         This Information Statement (this "Statement") is being furnished to all holders of record at the close of business on April 7, 2003 (the "Record Date") of the common stock, par value $0.001 per share ("Common Stock"), of Algiers Resources, Inc. (the "Company") in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder ("Rule 14f-1"). This Statement is required to be delivered to holders of the Common Stock at least ten business days prior to a change in control of the Company's board of directors, as disclosed herein.

         The Company has entered into an Agreement and Plan of Merger, dated as of March 20, 2003 (the "Merger Agreement") with Algiers Merger Co., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub") and Command International Acquisition Corporation, a Delaware corporation ("CIAC"), whereby CIAC will merge with and into Merger Sub (the "Merger"), with Merger Sub continuing as the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger Agreement, (i) each outstanding share of common stock, par value $0.0001 per share, of CIAC ("CIAC Common Stock") will be converted into one share of Common Stock of the Company at the time the Certificate of Merger is filed with Delaware Secretary of State (the "Effective Time"), but in no event earlier than the Board Change Date (as defined below) and (ii) each outstanding share of common stock, par value $.001 per share, of Algiers Merger Co. shall remain one share of common stock, par value $.001 per share, of the Surviving Corporation. In addition, CIAC entered into a Plan and Agreement of Reorganization dated as of July 1, 2002, as amended as of February 24, 2003 ("CIG Agreement"), with Command International Group Inc. ("CIG") and stockholders of CIG whereby CIAC was given the right to acquire all of the issued and outstanding shares of common stock of CIG in exchange for 5,239,238 shares of CIAC Common Stock. The Merger Agreement requires as a condition to the closing of the Merger that CIAC assign its rights under the CIG Agreement to the Company prior to the Effective Time. In contemplation thereof, the Company will deposit in escrow with Snow Becker Krauss P.C., counsel to CIAC, 5,239,238 shares of Common Stock of the Company for issuance to CIG upon the closing of the CIG Agreement. In accordance therewith, stockholders of CIAC and CIG will receive an aggregate of 10,478,476 shares of Common Stock of the Company or approximately 89% of the issued and outstanding Common Stock.

         Prior to the Effective Time, James A. Prestiano is the sole officer and director of the Company. At the closing of the Merger (the "Closing Date"), Mr. Prestiano will resign as sole officer of the Company and Robert Fallah will be appointed as Chief Executive Officer of the Company. In addition, upon the Closing Date, Mr. Prestiano's resignation as a director will take effect and Mr. Fallah and Frank Cantatore will be designated as new members of the Company's board of directors ("the "Company's Board"). The resignation of Mr. Prestiano and the designation of Messrs. Fallah and Cantatore as new members of the Company's Board will not take effect until after the expiration of the 10-business day period beginning on the later of, the date of the filing of this Statement with the Securities and Exchange Commission ("SEC"), or the date of mailing of this Statement to the Company's stockholders (the "Board Change Date").

         By virtue of the issuance of the Common Stock of the Company to the stockholders of CIAC and to CIG and the change in the composition of the Company's Board in accordance with the Merger Agreement, there will be a change in control of the Company on the Board Change Date. Please see section captioned "CHANGE IN CONTROL" for a more complete description of the transactions consummated pursuant to the Merger Agreement.

         Immediately prior to the Closing Date, the Company will have 2,545,000 shares of Common Stock issued and outstanding, the Company's only class of securities that would be entitled to vote for directors at a stockholders' meeting if one were to be held, each share being entitled to one vote.

         This Statement is being mailed to stockholders of record as of the Record Date and is being filed with the SEC on April 1, 2003.

NO STOCKHOLDER ACTION HAS BEEN REQUESTED OR TAKEN.  NO PROXIES
ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE
COMPANY A PROXY.

                                CHANGE IN CONTROL

         The following is a description of the Merger Agreement that the Company has entered into and the transactions contemplated thereby. The information below is a brief summary and is qualified in its entirety by reference to the actual Merger Agreement and related documents that the Company intends to file as exhibits to its Annual Report on Form 10-KSB, for December 31, 2002, with the SEC and which are available upon written request to the Company. Stockholders of the Company are urged to review those documents in their entirety.

         On the Closing Date, James A. Prestiano will resign as the sole director and officer of the Company and Robert Fallah will be appointed as Chief Executive Officer of the Company. The resignation of Mr. Prestiano as sole director of the Company and the designation of Mr. Fallah and Frank Cantatore as new members of the Company's Board will take effect no earlier than the Board Change Date. The material terms of the Merger Agreement provide for the following to occur:

         o At the Effective Time, an aggregate of 5,239,238 shares of Common Stock of the Company will be issued to 8 stockholders of CIAC in exchange for all of the issued and outstanding CIAC Common Stock.

         o At the Closing Date, the Company will deposit in escrow with Snow Becker Krauss P.C., counsel to CIAC, an aggregate of 5,239,238 shares of Common Stock of the Company to be issued to CIG in exchange for all of the issued and outstanding shares of common stock of CIG pursuant to the CIG Agreement. The shares of Common Stock will be issued to CIG at the close of the CIG Agreement after the Effective Time. The shares of Common Stock will be distributed to the stockholders of CIG either upon the registration of such shares with the Securities and Exchange Commission or when an exemption from registration is available.

         o At or prior to the Effective Time, Mr. Prestiano will surrender for cancellation 1,272,500 shares of Common Stock of the Company, and warrants to purchase 51,000 shares of Common Stock of the Company will be exchanged for an equal number of shares, leaving the Company with 1,323,500 shares of Common Stock issued and outstanding immediately at or prior to the Effective Time.

         o Immediately prior to the Closing Date, the Company had 2,545,000 shares of Common Stock issued and outstanding. At the Effective Time, the Company will have 11,801,976 shares of Common Stock issued and outstanding.

         o Mr. Prestiano, the Company's sole director and executive officer, will resign as director and officer of the Company on the Closing Date.

         o Effective as of the Board Change Date, Mr. Prestiano will no longer be a director of the Company and Messrs. Fallah and Cantatore will be designated as new directors and constitute the entire Company's Board.

         o At the Closing Date, Mr. Fallah will become the sole executive officer of the Company.

         o The Surviving Corporation has entered into a Registration Rights Agreement with stockholders of CIAC and Mr. Prestiano whereby the Surviving Corporation has agreed to register shares of Common Stock of the Company owned by it or that may be acquired by such stockholders of CIAC and Mr. Prestiano pursuant to the Merger, for resale under the Securities Act of 1933, as amended.

         o The Surviving Corporation has entered into a Lockup Agreement with Mr. Prestiano restricting Mr. Prestiano's right to sell or otherwise dispose of shares of Common Stock of the Surviving Corporation during any month which exceeds more than 10% of the shares owned by him at the beginning of such month, for a period not to exceed 180 days commencing on the date set forth in such agreement.

                                BUSINESS SUMMARY


         CIAC was formed on June 26, 2002, in the State of Delaware. On July 1, 2002, CIAC entered into the CIG Agreement with CIG and the stockholders of CIG, whereby CIAC was given the right to acquire all 1,500 issued and outstanding shares of common stock of CIG in exchange for 5,239,238 shares of CIAC Common Stock. Pursuant to the Merger Agreement, CIAC assigned all of its rights under the CIG Agreement to the Company and the Company deposited in escrow with Snow Becker Krauss P.C. 5,239,238 shares of Common Stock of the Company to be issued to CIG upon the closing of the CIG Agreement in exchange for all of the issued and outstanding shares of common stock of CIG.

         CIG is a provider of web-based and LAN-based software solutions through its wholly owned subsidiaries, Command Line Corp., a New Jersey corporation ("CLC") and Command Internet Corp., a Delaware corporation ("CIC").

         CLC has been providing procurement and supply chain management, manufacturing and distribution systems across multiple industries since 1985. CLC's objectives have been to provide customized software systems for business applications where a canned "off-the-shelf" package would not meet customer needs. CLC offers the following software systems, which can be integrated with other software systems:

         o CLC-PM4(TM) Purchasing Management System. A complete purchasing management system which can also include multi-site inventory control, purchasing requisitions, RFQ's, A/P invoice processing, supplier analysis, and much more.

         o CLC-MRP(TM) Manufacturing Management System. A full manufacturing management system including bill of materials, parts explosion, job/project control, labor tracking, work in process tracking, and integrated ties to inventory, purchasing, receiving, sales order entry, and finished product inventory control.

         o CL-Sea(TM) Maritime Purchasing Management. A complete purchasing management system designed specifically for the maritime industry, including purchasing for spare parts, services, and provisions, plus optional charterer budgeting and invoicing for third parties with reimbursable expense tracking.

         o CLC-DMS(TM) Sales and Distribution Management System. A complete sales and distribution management system including sales order entry and shipping, finished products inventory control, leases and rentals, serialized equipment tracking, sales quotations, and accounts receivable invoice generation.

In addition, CLC operates the North American Sales/Support arm of iShipExchange. iShipExchange is an online marketplace for the commercial maritime industry that links buyers and sellers in an efficient, comprehensive B2B community.

         CIC provides user-friendly integrated software applications to enable a company to operate its business more efficiently through its Web site.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of Common Stock of the Company prior to the Closing Date and after the Closing Date (including information as of the Board Change Date), of (i) each person known to the Company to beneficially own more than 5% of Common Stock of the Company, (ii) each director of the Company, (iii) each executive officer of the Company, and (iv) all directors and executive officers of the Company as a group.


                                                   Pre-Closing                              Post Closing
                                         -------------------------------         ------------------------------------
                                           Amount of                               Amount of
Name and Address of                        Beneficial        Percentage            Beneficial             Percentage
Beneficial Owner (1)                     Ownership (2)      of Total (3)         Ownership (2)           of Total (4)
--------------------                     -------------      ------------         -------------           ------------
Donald Staffin                                -0-               -----               578,936(5)               4.9%

Robert Fallah                                 -0-               ----              2,794,260(6)              23.7%

Lisa Fallah                                   -0-               ----              2,794,260(7)              23.7%

Anne Staffin                                  -0-               ----                578,936(5)               4.9%

Frank Cantatore                               -0-               ----                384,211(8)               3.3%

James A. Prestiano (9)                     2,000,000            78.6%               727,500                  6.2%

Gerry L. Martin (10)                        142,000              5.6%               142,000                  1.2%

Spruce Goose Funding, LLC                     -0-                -0-              1,563,080                 13.2%
25 Highland Blvd.
Dix Hills, NY 11746

All Officers and Directors as a            2,000,000            78.6%             3,178,471(11)             27.0%
group (3)

* Indicates less than 1% of the outstanding shares of Common Stock of the Company

         (1) Unless otherwise indicated the address of each beneficial owner identified is: c/o Command International Corporation, 1090 King George's Post Road, Suite 802, Edison, New Jersey 08837.

         (2) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

         (3) Based on an aggregate of 2,545,000 shares of Common Stock of the Company issued and outstanding as of March 20, 2003, immediately prior to the Closing Date.

         (4) Based on an aggregate of 11,801,976 shares of Common Stock of the Company issued and outstanding as of the Effective Time. Does not include 1,272,500 shares of Common Stock of the Company held by James A. Prestiano which shall be surrendered for cancellation prior to the Closing Date, but includes 51,000 shares issuable upon exercise of outstanding warrants on a cashless basis.

         (5) Of this amount, 2,620 shares are beneficially owned by 7 members of Mr. Staffin's family, for which he disclaims beneficial ownership, and 576,316 shares are owned by Staffin International Group, LLC, an entity which is controlled by Donald and Ann Staffin.

         (6) Includes 1,047,848 shares owned by Mr. Fallah's wife, Lisa Fallah, for which he disclaims beneficial ownership and 698,564 shares owned by his minor children. Does not include 462,450 shares owned by Mr. Fallah's mother, Nadereh Fallah, for which he disclaims beneficial ownership.

         (7) Includes 1,047,848 shares owned by Mrs. Fallah's husband, Robert Fallah, for which she disclaims beneficial ownership and 698,564 shares owned by her minor children. Does not include 462,450 shares owned by Mrs. Fallah's mother-in-law, Nadereh Fallah, for which she disclaims beneficial ownership.

         (8) Includes 52,392 shares owned by Mr. Cantatore's minor children.

         (9) The address of Mr. Prestiano is 317 Madison Avenue, Suite 230, New York, New York 10017.

         (10) The address for Mr. Martin is c/o CMI, 2102 Business Center Drive, Suite 130, Irvine, California 92612. These shares were issued upon the exercise of warrants, issued in connection with a consulting agreement between CMI and the Company. Mr. Martin is a principal of CMI.

         (11) Includes shares owned by Messrs. Staffin, Fallah and Cantatore and Ms. Staffin. Does not include shares owned by Mr. Prestiano, as Mr. Prestiano will resign as an officer and director of the Company on the Board Change Date.


               DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

         On March 20, 2003, the Company entered into the Merger Agreement with CIAC pursuant to which Robert Fallah was appointed as Chief Executive, as set forth below. In addition, on the Board Change Date, the Company's Board will consist of Robert Fallah and Frank Cantatore. The following table sets forth the name and age of each person who will become an executive officer and a director of the Company on the Board Change Date, any family relationships with any other director or executive officer of the Company, information on their business and educational backgrounds and the names of public companies and other selected entities for which they also serve as directors. The following table does not include Mr. Prestiano, as he will no longer be an officer of the Company as of the Closing Date and he will no longer be a director of the Company on the Board Change Date.

         Name                   Age        Position
         ----                   ----       --------

         Robert Fallah          42         Chief Executive Officer and Chairman
                                           of the Board

         Frank Cantatore        42         Director

         Robert Fallah. Mr. Fallah has been Chief Executive Officer of the Company since the Closing Date and will become a director of the Company on the Board Change Date. He has held the same positions with CIAC since its formation in June 2002. In June 2002, Mr. Fallah co-founded CIG and has since served as its Chief Executive Officer and Chairman of the Board. Mr. Fallah also co-founded CIC in May 2002 and has since served as its Chief Executive Officer and Chairman of the Board. In 1997, Mr. Fallah founded Spiderfuel, Inc. (formerly know as PlanetWebcom.com and Global Internet), a provider of web-based software and implementation services, and acted as Chief Executive Officer and Chairman of the Board until its assets were acquired by CIC in May 2002. From 1998 to September 1999, Mr. Fallah served as Chief Executive Officer of Silicon Island Equities, a venture capital and merchant banking firm. From 1987 to 1994, Mr. Fallah served as Chief Executive Officer of Robert Todd Financial Corp. ("RTFC"), an investment banking firm which specialized in providing private and public financing for small and mid-sized companies. In 1983, Mr. Fallah co-founded Life Group, Inc., an investment banking and financial consulting firm which went public in 1985. Mr. Fallah served as Executive Vice President and a director of Life Group, Inc. from 1983 to 1987.

         Frank Cantatore. Mr. Cantatore will become a director of the Company on the Board Change Date. Since 1988, Mr. Cantatore has served as President of Corato Construction Corp., a construction company which he founded, which primarily builds single family homes as well as small developments and commercial fit outs. Since November 2002, Mr. Cantatore has also served as Secretary of Fairway Modular Homes, Inc., a manufacturer of residential and commercial modular structures, which recently was awarded top producer in New York State from Penn Lyon Homes for selling (in dollar volume) the most modular homes and has also ranked twice among the 500 fastest growing privately-held companies by INC Magazine. From 1988 to 1993, Mr. Cantatore served on the Planning Board for the City of White Plains, New York, two years of which he was Vice Chairman. Since 2000, Mr. Cantatore has served as Chairman of the White Plains Republican City Committee. Mr. Cantatore has a B.S. from Mercy College.

Management of Command Line Corp.

         Donald Staffin. In January 1985, Mr. Staffin co-founded CLC and since April 2000, Mr. Staffin has served as President of CLC, and from January 1990 to March 2000, Mr. Staffin served as Vice President of CLC. Mr. Staffin was responsible for the technical development and programming of the first software system in 1985 as a result of which CLC was formed. Under Mr. Staffin, CLC was one of the first companies to effectively incorporate electronic commerce in commercial maritime procurement systems. From 1987 to 1990, Mr. Staffin was an investment banking associate at Chase Manhattan Bank, N.A. in New York, NY where he was responsible for marketing interest rate protection, corporate debt, and asset-backed securities products to Chase's large North American corporate banking clients, and was fully credit trained in corporate lending. Mr. Staffin has a B.S. from Cornell University, an M.S. in Operations Research and Industrial Engineering from Cornell University School of Operations Research and Industrial Engineering, and an MBA in Finance from the Samuel Curtis Johnson Graduate School of Management, Cornell University.

         Anne Staffin. In January 1985, Mrs. Staffin co-founded CLC and since such time has served as Secretary, controller and director of marketing of CLC. Mrs. Staffin's responsibilities at CLC include market planning and development of ERP Systems including management of direct mail, telemarketing, and advertising. Ms. Staffin also manages all administrative functions including all banking relationships, staffing, personnel, payroll, 401K, company health and other insurance, and all New Jersey and out-of-state registration and taxation activities for CLC. Ms. Staffin has a B.A. from Brooklyn College and an M.A. from Teachers College, Columbia University. Ms. Staffin is the mother of Donald Staffin, President of the Company.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         As of March 20, 2003, when the Merger Agreement was signed, the Company had no operating business and engaged in no transactions in which Mr. Prestiano has had any direct or indirect material interest. Should the Company engage in any such transaction in the future, Mr. Prestiano's interest therein would arise only from his ownership of Common Stock of the Company and he would receive no extra or special benefit that was not shared equally (pro rata) by all holders of Common stock of the Company. Upon founding and creation of the Company in October of 1998, Mr. Prestiano received 2,000,000 shares of Common Stock, which at such time was without value, for nominal consideration.

Use of Office Space Leased by Our Management

         Pursuant to an oral agreement with the Law Offices of James A. Prestiano, a firm controlled by James Prestiano, the Company's president, sole director, majority stockholder and founder, we utilize and will continue to utilize the office space and related facilities of such firm as our principal executive office.

         Upon the completion of the Merger the Company intends to relocate its corporate headquarters to those of Command International Group, Inc., 1090 King George's Post Road, Suite 809, Edison, N.J. 08837.

         CIG is advanced and repays amounts regularly with its officers, for, among other things, working capital and product development. These loans are interest free and not anticipated to be repaid in the next year. The balance due to Robert Fallah, CIG's president, at December 31, 2002 and 2001 was $507,351 and $531,126, respectively.

                        COMPLIANCE WITH SECTION 16(a) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

         Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and the other equity securities of the Company. Officers, directors, and persons who beneficially own more than ten percent of a registered class of the Company's equities are required by the regulations of the SEC to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2002, all Section 16(a) filing requirements applicable to its officers, directors, and greater than ten percent beneficial owners were complied with and all reports were timely made.

                        COMMITTEES OF BOARD OF DIRECTORS

         The Company does not have standing audit, nominating and/or compensation committees of the Company's Board, or committees performing similar functions.

         During the Company's fiscal year ended December 31, 2002, the Company did not hold any Board meetings.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         James A. Prestiano was the sole officer and director of the Company prior to the Closing Date and Board Change Date, respectively. Mr. Prestiano received no compensation for his services as the sole officer and/or director of the Company.